SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

October 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25536K303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Albert E. Wahbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 10,125,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,125,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,125,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.32%(2)
14	TYPE OF REPORTING PERSON IN

 (1)

Includes options currently exercisable for 1,125,000 Common Shares.

(2)

This percentage is calculated as of October 31, 2011 pursuant to rule 13(d)(1)(j) and is based upon 42,285,171 Common Shares outstanding as of December 31, 2010 (as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on March 4, 2011).

ITEM  1.

SECURITY AND ISSUER.

This Schedule 13D relates to common shares, no par value (the “Common Shares”) of Diversinet Corp., an Ontario corporation (“Diversinet” or the “Company”).  The Company’s principal executive offices are located at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.

ITEM  2.

IDENTITY AND BACKGROUND.

(a)

Albert E. Wahbe (“Reporting Person”)

(b)

The business address of the Reporting Person is as follows: 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario  M2J 5B5

(c)

The Reporting Person is a director of the Issuer. The principal business address of the Company is as follows: 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario  M2J 5B5.  In addition, the Reporting Person is the Chief Executive Officer and Chairman of the Board to the Issuer.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of Canada.

ITEM  3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Amendment to the Schedule 13D reflects an increase in the Reporting Person’s beneficial ownership due to (i) the vesting with respect to an aggregate of 1,025,000 Common Shares pursuant to options issued to the Reporting Person on June 26, 2008 under the Company’s Share Option Plan, (ii) the receipt by the Reporting Person of an aggregate of 1,375,000 Common Shares under the terms of the Reporting Person’s employment agreement with the Company referenced in Item 6 below and (iii) the issuance to the Reporting Person of an aggregate of 100,000 Common Shares pursuant to options exercised by the Reporting Person on February 4, 2010 under the Company’s Share Option Plan.

With respect to the 100,000 Common Shares acquired upon the exercise of outstanding options held by the Reporting Person at a price of $0.49 and $0.55 per share, the source of the funds used to purchase such Common Shares was the Reporting Person’s personal funds.  Consideration for the 50,000 Common Shares issued pursuant to options from the employment agreement between the Reporting Person and the Company referenced in Item 6 below was services performed by the Reporting Person and 50,000 Common Shares issued pursuant to options granted on January 2, 2008 for being a Director of the Company.

ITEM  4.

PURPOSE OF TRANSACTION.

The Common Shares were acquired for investment purposes.  As noted herein, the Reporting Person is the Chief Executive Officer and a director of the Company and in such capacity may influence the management policies and control of the Company, including, from time to time, with respect to actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Except as described in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves all rights with respect to any future plans or proposals.

(a)

The Reporting Person is currently eligible to receive additional Common Shares under the terms of his employment agreement described in Item 6 below and upon the continual vesting of the outstanding options held by him and referenced in Item 3 above.  The Reporting Person continuously evaluates his ownership position in the Company’s securities and, depending upon any such evaluation, may from time to time acquire additional Common Shares, in the open market or otherwise, or dispose of some or all of  his Common Shares in the open market or otherwise, subject in all cases to any applicable legal and contractual restrictions on his ability to do so.

(b)

Not applicable.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

ITEM  5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

See cover sheets.

(b)

See cover sheets.

(c)

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Shares during the past 60 days.

(d) and (e) Not applicable.

ITEM  6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person, Chief Executive Officer, is employed pursuant to a written three year employment agreement, effective April 2, 2008, which was renewed for a further one year period in April 2011, which provides for an annual base compensation of up to Cdn$450,000 per year, payable in up to 300,000 Common Shares (75,000 quarterly), bonus of up to 200,000 Common Shares and reimbursement of up to Cdn$72,000 per annum in expenses.  The agreement provides for payment of salary and bonus upon termination of employment or upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control up to March 31, 2012.  The agreement also contains certain non-disclosure provisions.

The Reporting Person and Diversinet entered into a Stock Purchase Agreement with respect to the Common Shares and warrants (including the underlying Common Shares) that were acquired in a private placement on June 30, 2006.

On July 6, 2006, the Reporting Person agreed to serve as a director of the Issuer, which position he shall hold until his successor is duly elected and qualified or upon his earlier resignation or removal subject to the provisions of Issuer’s by-laws.

ITEM  7.

MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2011

Albert E. Wahbe

By /s/ Albert E. Wahbe

Albert E. Wahbe